
SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C. 203 SECTION



07003081


AB
3/12

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00533

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sage, Rutty & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1621 Jefferson Road
(No. and Street)

Rochester	New York	14623
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(585) 232-3760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1100 Bausch & Lomb Place	Rochester	New York	14604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James P. Burke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sage, Rutty & Co., Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNE C. CATILLAZ
Notary Public, State of New York
Ontario County, #01CA6159138
Commission Expires 1/16/2011

[signature]
Signature

Vice President of Finance
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Report of Independent Auditors on Internal Control Structure Required by SEC.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rule 17a-5 (under separate cover)

Sage, Rutty & Co., Inc.
Index
December 31, 2006 and 2005

Page(s)



PricewaterhouseCoopers LLP
1100 Bausch & Lomb Place
Rochester NY 14604-2705
Telephone (585) 232 4000
Facsimile (585) 454 6594

Report of Independent Auditors

To the Board of Directors and Shareholders
Sage, Rutty & Co., Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Sage, Rutty & Co., Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 23, 2007

Sage, Rutty & Co., Inc.
Statements of Financial Condition
December 31, 2006 and 2005

	2006	2005
Assets		
Cash	$ 1,234,623	$ 1,012,305
Firm margin deposit	83,381	190,944
Receivable from brokers and dealers	260,835	261,745
Securities in Firm account, at market	3,103,652	3,129,886
Deposits and other assets	293,354	276,553
Fixed assets, less accumulated depreciation	264,075	210,782
Total assets	$ 5,239,920	$ 5,082,215
Liabilities and Shareholders' Equity		
Liabilities		
Payable to brokers and dealers	$ 567,832	$ 1,048,373
Accrued compensation and related taxes	169,967	204,942
Accrued profit sharing	259,896	151,191
Dividends payable	187,200	-
Other liabilities	19,098	20,131
Income taxes payable	187,175	70,490
Deferred tax liability, net	367,456	306,950
Total liabilities	1,758,624	1,802,077
Shareholders' equity		
Common stock - no par value; authorized 1,000 shares; 840 shares issued	261,743	261,743
Dividends	(316,000)	(98,850)
Retained earnings	4,774,730	4,254,562
	4,720,473	4,417,455
Less: Treasury stock, at cost, 216 and 196 shares, respectively	(1,239,177)	(1,137,317)
Total shareholders' equity	3,481,296	3,280,138
Total liabilities and shareholders' equity	$ 5,239,920	$ 5,082,215

The accompanying notes are an integral part of these financial statements.

Sage, Rutty & Co., Inc.
Statements of Income
Years Ended December 31, 2006 and 2005

	2006	2005
Revenues		
Income on securities transactions	$ 980,342	$ 921,744
Commissions and fees	7,380,999	6,868,929
Interest and dividends	129,701	101,129
Other income	44,470	5,121
	8,535,512	7,896,923
Expenses		
Employee compensation, payroll taxes and benefits	5,742,105	5,569,875
Securities clearing expense	193,276	176,567
Communications	344,483	439,003
Occupancy	623,303	565,069
Interest	44,139	30,948
Other operating expenses	582,679	578,092
	7,529,985	7,359,554
Income before provision for income taxes	1,005,527	537,369
Provision for income taxes	386,509	270,128
Net income	$ 619,018	$ 267,241

The accompanying notes are an integral part of these financial statements.

Sage, Rutty & Co., Inc.
Statements of Changes in Shareholders' Equity
Years Ended December 31, 2006 and 2005

	Common Stock	Retained Earnings	Treasury Stock	Total
Balance, December 31, 2004	$ 261,743	$ 3,987,321	$ (1,050,322)	$ 3,198,742
Dividends on common stock	-	(98,850)	-	(98,850)
Treasury share repurchase	-	-	(86,995)	(86,995)
Net income	-	267,241	-	267,241
Balance, December 31, 2005	261,743	4,155,712	(1,137,317)	3,280,138
Dividends on common stock	-	(316,000)	-	(316,000)
Treasury share repurchase	-	-	(101,860)	(101,860)
Net income	-	619,018		619,018
Balance, December 31, 2006	$ 261,743	$ 4,458,730	$ (1,239,177)	$ 3,481,296

The accompanying notes are an integral part of these financial statements.

Sage, Rutty & Co., Inc.
Statements of Cash Flows
Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities		
Net income	$ 619,018	$ 267,241
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	125,555	72,422
Deferred income taxes	60,506	121,856
Unrealized loss (gain) on secruities, net	17,433	(206,530)
Realized gain on investments	(288,838)	-
(Increase) decrease in operating assets		
Firm margin deposit	107,563	(23,363)
Receivable from brokers and dealers	910	(32,862)
Deposits and other assets	(16,801)	31,918
Increase (decrease) in operating liabilities		
Payable to brokers and dealers	(480,541)	102,241
Accrued compensation and related payroll taxes	(34,975)	(27,286)
Accrued profit sharing plan	108,705	75,714
Income taxes currently payable	116,685	70,490
Other liabilities	(1,033)	9,348
Total adjustments	(284,831)	193,948
Net cash provided by operating activities	334,187	461,189
Cash flows from investing activities		
Net purchase of securities in Firm account	297,639	(192,066)
Capital expenditures	(178,848)	(58,965)
Net cash provided by (used in) investing activities	118,791	(251,031)
Cash flows from financing activities		
Dividends paid	(128,800)	(98,850)
Repurchase of Treasury Shares	(101,860)	(86,995)
Net cash used in financing activities	(230,660)	(185,845)
Net increase in cash	222,318	24,313
Cash		
Beginning of year	1,012,305	987,992
End of year	$ 1,234,623	$ 1,012,305
Supplemental disclosures of cash flow information		
Cash paid during the year for interest	$ 44,139	$ 30,948
Cash paid during the year for income taxes	207,463	77,782
Supplemental disclosure of noncash financing activities		
Declared dividends	187,200	-

The accompanying notes are an integral part of these financial statements.

1. The Company

The Company is a Securities Broker engaged in the purchase and sale of securities for its customers. The Company's customers are comprised of corporate, institutional and individual investors. The Company executes transactions and introduces them to a Clearing Broker, a New York Stock Exchange Member Firm, on a fully disclosed basis.

2. Summary of Significant Accounting Policies

Method of Income Recognition
Security transactions are recorded on a trade date basis. Commission income and expenses are reflected in the financial statements as of the trade date. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Statement of Cash Flows
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Securities in Firm Account
Securities in trading and investment accounts are valued at market and unrealized gains or losses are recorded as income or loss. Market is based on quoted market price, and the unrealized (loss)/gain in 2006 and 2005 amounted to ($17,433) and $206,595, respectively.

The Company's trading securities are purchased on margin from its Clearing Broker. The Company must maintain an appropriate balance in an account held by the Clearing Broker to maintain these securities. This balance amounted to $83,381 and $190,944 at December 31, 2006 and 2005, respectively.

Fixed Assets
Fixed assets are carried at cost less accumulated depreciation. The Company has adopted accelerated methods of calculating depreciation for all assets using estimated useful lives of five to ten years. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts.

The Company reviews long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, for possible impairment when events or changes in circumstances are present. A loss is recognized if the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed are reported at the lower of the carrying value or the fair value less the cost to sell. No such impairments occurred during fiscal 2006.

Income Taxes
The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109. This statement requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Securities in Firm Account

Securities in Firm account are comprised of the following:

	2006		2005	
	Market	Cost	Market	Cost
Bonds	$ 547,284	$ 546,063	$ 1,029,894	$ 1,026,604
Common stocks	2,556,368	1,481,276	2,099,992	1,009,536
	$ 3,103,652	$ 2,027,339	$ 3,129,886	$ 2,036,140

4. Fixed Assets

The Company's fixed assets are comprised of the following:

	2006	2005
Leasehold improvements	$ 366,415	$ 366,415
Furniture and equipment	298,327	169,039
Vehicles	50,000	50,000
	714,742	585,454
Less: Accumulated depreciation	(450,667)	(374,672)
	$ 264,075	$ 210,782

Depreciation expense charged to operations for the years ended December 31, 2006 and 2005 amounted to $125,555 and $72,422, respectively. Fully depreciated fixed assets with an original historic cost of $49,560 and $37,464 were written off during the period ended December 31, 2006 and 2005, respectively. Accordingly, the related cost basis and corresponding accumulated depreciation amounts have been removed from the accounts.

5. Employee Benefit Plans

The Company has a profit sharing plan, qualified under the Internal Revenue Code, covering all full-time employees with one year of service. Subject to certain limitations, the Company may make annual contributions to the plan of up to 15% of salaries paid to individuals participating in the plan. Distributions are made to participants or their beneficiaries upon retirement, death, permanent disability or other termination of employment, but are subject to forfeiture under certain conditions. The expense for the plan for the years ended December 31, 2006 and 2005 amounted to $259,896 and $151,191, respectively.

The Company has established a contributory defined contribution 401(k) plan which covers substantially all employees. Under this plan, eligible employees are allowed to contribute up to 100% of their pay (subject to annual legal limitations). Employer contributions are made on a discretionary basis. No employer contributions were made during 2006 and 2005.

6. Income Taxes

The provision for income tax expense for the years ended December 31 consists of the following:

	2006	2005
Current		
Federal income taxes	$ 260,013	$ 118,724
State income taxes	65,990	29,548
	326,003	148,272
Deferred	60,506	121,856
	$ 386,509	$ 270,128

The deferred income tax expense for 2006 and 2005 results from the impact of temporary differences between assets and liabilities for financial reporting purposes and the balances for tax purposes.

The components of the deferred tax assets and (liabilities) as of December 31 consists of the following:

	2006	2005
Depreciation	$ 63,069	$ 73,560
Realized carry over of capital loss	-	56,988
Unrealized investment gain, net	(430,525)	(437,498)
	$ (367,456)	$ (306,950)

The effective tax rate is different from the federal statutory rate of 34% due principally to utilization of the previously generated capital loss carryforward. Tax exempt income of approximately $32,000 and $26,000 in 2006 and 2005, respectively, as well as state taxes, net of federal tax benefits, also impact the effective tax rate.

7. Line of Credit

The Company has a line of credit with a commercial bank. The line is collateralized by substantially all of the Company's assets and bears interest at the bank's prime rate. The agreement allows the Company to borrow up to $750,000. The line of credit was unused as of December 31, 2006 and 2005 and no draws were taken on the line during fiscal 2006 and 2005.

8. Lease Commitment

The Company operates under a lease agreement expiring August 31, 2009. Under the agreement, the Company will pay $140,000 annually and at the end of the lease term have the option to extend the agreement for up to an additional ten years.

During 2004, the Company entered into a new lease agreement for additional office space which expires October 1, 2009. Under the agreement the Company will pay $61,072 annually and at the end of the lease term have the option to extend the agreement for up to an additional ten years.

9. Financial Instruments with Off-Balance Sheet Credit Risk

As discussed in Note 1, the Company executes transactions and introduces them to a Clearing Broker on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company.

The Company, through its Clearing Broker, seeks to control these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The Company's Clearing Broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market exposure risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

10. Net Capital Requirements

The Company is subject to the requirements of Rule 15c3-1 ("the net capital rule") under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). On December 31, 2006, the Company has net capital (as defined) of $2,542,951 of which $2,292,951 excess of its required net capital of $250,000. The Company's net capital ratio was .324 to 1.

Sage, Rutty & Co., Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
Year Ended December 31, 2006 **Schedule I**

1. Total ownership equity		$ 3,481,296
2. Deduct: Ownership equity not allowable for net capital		-
3. Total ownership equity qualified for net capital		3,481,296
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	$ -	
B. Other (deductions) or allowable credits	-	-
5. Total capital and allowable subordinated liabilities		3,481,296
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition:	557,429	
1. Additional charges for customers' and non-customers' security accounts	-	
2. Additional charges to customers' and non-customers' commodity accounts	-	
B. Aged fail-to-deliver:		
1. Number of items	-	
C. Aged short security differences	-	
D. Secured demand note deficiency	-	
E. Commodity futures contracts and spot commodities	-	
F. Other deductions and/or charges	-	(557,429)
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		2,923,867 -
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		2,923,867
9. Haircuts on securities:		
A. Contractual securities commitments		
B. Subordinated securities borrowings		
C. Trading and investment securities:		
1. Bankers' acceptances, certificates of deposit and commercial paper		
2. U.S. and Canadian Government obligations	27,002	
3. State and Municipal Government obligations	11,579	
4. Corporate obligations	19,394	
5. Stocks and warrants	203,577	
6. Options		
7. Arbitrage		
8. Other securities	18,610	
D. Undue concentration	100,754	
E. Other		(380,916)
10. Net capital		$ 2,542,951

Sage, Rutty & Co., Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
Year Ended December 31, 2006

Schedule I

	Computation of Basic Net Capital Requirement		
11.	Minimum net capital required (6-2/3% of line 19)		$ 54,917
12.	Minimum dollar net capital requirement of reporting broker and dealer		250,000
13.	Net capital requirement (greater of line 11 or 12)		250,000
14.	Excess net capital (line 10 less line 13)		2,292,951
15.	Excess net capital at 1,000% (line 10 less 10% of line 19)		$ 2,460,617
16.	Total A.I. liabilities from Statement of Financial Condition		$ 823,336
17.	Add:		
	A. Drafts for immediate credit	$ -	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-	
	C Other unrecorded amounts (list)	-	
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts	-	-
19.	Total aggregate indebtedness		$ 823,336
20.	Percentage of aggregate indebtedness to net capital		32.4%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Sage, Rutty & Co., Inc. and included in the Company's unaudited Part IIA FOCUS IIA Report filing as of the same date, consisted of the following:

Excess net capital per the Company's FOCUS Report (unaudited)	$ 2,339,674
Adjustments made to income and expense accounts which increase ownership equity	19,928
Adjustments made which decrease ownership equity	(190,009)
Decrease to non-allowable assets	199,818
Decrease in haircuts on securities	82,144
Decrease in aggregate indebtedness	9,062
Excess net capital per this computation	$ 2,460,617

Sage, Rutty & Co., Inc.
Computation for Determination of Reserve and Information for Possession or Control Requirements
For the Year Ended December 31, 2005 — Schedule II

Exemption Under SEC Rule 15c3-3 Section (k)(2)(ii) Has Been Claimed

The Company promptly transmits all funds received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.



PricewaterhouseCoopers LLP
1100 Bausch & Lomb Place
Rochester NY 14604-2705
Telephone (585) 232 4000
Facsimile (585) 454 6594

To the Board of Directors and Shareholders
Sage, Rutty & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Sage, Rutty & Co., Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2007


END